PEC SOLUTIONS, INC.

NOTICE TO HOLDERS OF OPTIONS
UNDER THE 2000 STOCK INCENTIVE PLAN

     As you know, the Board of Directors of PEC Solutions, Inc. (“PEC” or the “Company”) has approved an Agreement and Plan of Merger, dated April 25, 2005 (the “Merger Agreement”), which provides for the acquisition of PEC by Nortel Networks Inc. (“Nortel”). The Merger Agreement provides for Nortel to acquire PEC in a two-step transaction in which a cash tender offer is being made for all outstanding shares of PEC common stock at a price of $15.50 per share. The tender offer will be followed by a merger with PEC continuing as the surviving corporation (the “Merger”) in which the holders of the remaining outstanding shares of PEC common stock will also receive $15.50 per share in cash (without interest for the time delay) (the “Cash Consideration”). Consummation of the transaction is subject to certain conditions, including the tender of a specified number of the shares of PEC, receipt of regulatory approvals, and other customary conditions. When the Merger becomes effective (the “Effective Time”), PEC will become a wholly-owned subsidiary of Nortel.

     You currently hold one or more options (each an “Option”) to purchase shares of PEC Solutions, Inc. common stock (the “Option Shares”) under the Company’s 2000 Stock Incentive Plan (the “Plan”). Pursuant to paragraph 7(c)(ii) of the Plan, the Company’s Board of Directors (the “Board”), as Administrator of the Plan, has the authority, in its sole discretion and without your consent, to make unilateral adjustments to your Option(s) in the event of a merger (such as the Merger), including, but not limited to, settlement of your Option(s) in cash. The Board has exercised that discretion, in accordance with the terms of the Merger Agreement, to provide that each outstanding Option shall be cancelled and converted into the right, subject to the vesting requirements of the Option, to a cash payment (the “Cash-Out Payment”). The Cash-Out Payment with respect to Options at any Exercise Price is the amount determined under the following formula:

Cash-Out Payment	=	# of Option Shares otherwise issuable upon exercise of your Option(s) at such Exercise Price	X	($15.50	-	Exercise Price per Option)

     If the exercise price for your Option(s) is equal to or more than the Cash Consideration per share, your Option will be cancelled as of the Effective Time, and you will not receive a Cash-Out Payment with respect to such Option(s). To the extent your Option(s) is vested as of the Effective Time and the exercise price for your Option(s) is less than the Cash Consideration per share, your Cash-Out Payment(s) will be made as soon as practicable after the Effective Time. If your Option(s) is not vested as of the Effective Time, if and only to the extent you satisfy the existing vesting requirements in accordance with the terms of the applicable Option, Cash-Out Payment(s) will be made following the applicable date(s) the Option(s) vests.

     For example, if at the Effective Time, you hold a fully vested Option to purchase 1,000 shares of PEC common stock at an exercise price of $10.00 per share and an unvested Option to purchase 500 shares of PEC common stock at an exercise price of $12.50 per share, you would be entitled to the following Cash-Out Payments: (i) $5,500 (1,000 x ($15.50-$10.00)) payable as soon as practicable after the Effective Time, and (ii) $1,500 (500 x ($15.50-$12.50)) payable following the date the Option to purchase 500 shares becomes vested, subject to your continued employment with PEC on the relevant vesting date, as set forth in your Option Agreement.

     All federal, state and local taxes required by applicable law to be withheld may be withheld from the Cash-Out Payment. Each Cash Out Payment will constitute ordinary income in the nature of compensation. If, however, for any reason the Merger is not consummated, the Option(s) will remain intact, and the Cash-Out Payment will not be paid.

     Alternatively, unless otherwise subject to restriction, if your Options are vested, you may exercise the Options and sell the shares you receive in the market or tender the shares into the tender offer or you may seek appraisal rights in connection with the Merger. While we cannot advise you with regard to exercising your Options and/or timing, you should consult current market prices and carefully review the tender offer materials (including Nortel’s Offer to Purchase, Letter of Transmittal as well as PEC’s Solicitation / Recommendation Statement on Schedule 14D-9) before making any decisions because those documents contain important information. You may wish to consult with your personal financial planning and/or tax advisor to assist you in assessing this situation. Please provide at least five business days notice to Kimberly Muhlenberg in Finance and Accounting in connection with any option exercise to provide sufficient time to complete the issuance of stock certificates. Please note that any option exercise received after May 24, 2005 may not leave sufficient time for the shares certificates to be tendered prior to completion of the tender offer.

     Congratulations and thank you for your efforts on behalf of PEC.

     This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other documents) and the solicitation / recommendation statement contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials have been or will be made available to all stockholders of PEC at no expense to them. In addition, all of those materials (and all other documents filed with the SEC) are available at no charge at the SEC’s website (http://www.sec.gov). Georgeson Shareholder Communications is serving as Information Agent for the tender offer and PEC stockholders wishing to receive copies of the Offer to Purchase and other tender offer materials may contact Georgeson at (212) 440-9800 or toll-free at (800) 676-0216. American Stock Transfer Trust Company is serving as Depositary for the tender offer.

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